UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

TG THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

88322Q108
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 88322Q108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,869,530(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,869,530(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,869,530(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(2)
12	TYPE OF REPORTING PERSON* IA

____________________
(1) Represents the Reporting Person’s beneficial ownership as of February 17, 2015.  The Reporting Person’s beneficial ownership as of December 31, 2014 was 1,780,538.
(2) Represents the percentage as of February 17, 2015.  As of December 31, 2014, the percentage was 4.0%.  Such percentages are based on  43,964,350 shares of common stock outstanding as of November 13, 2014, as disclosed in the Issuer’s Form S-3 filed with the SEC on December 31, 2014.

SCHEDULE 13G

CUSIP No. 88322Q108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Roberto Mignone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,869,530(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,869,530(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,869,530(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(2)
12	TYPE OF REPORTING PERSON* IN

________________________
(1) Represents the Reporting Person’s beneficial ownership as of February 17, 2015.  The Reporting Person’s beneficial ownership as of December 31, 2014 was 1,780,538.
(2) Represents the percentage as of February 17, 2015.  As of December 31, 2014, the percentage was 4.0%.  Such percentages are based on  43,964,350 shares of common stock outstanding as of November 13, 2014, as disclosed in the Issuer’s Form S-3 filed with the SEC on December 31, 2014.

Item 1(a).	Name of Issuer: TG Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3 Columbus Circle, 15th Floor, New York, New York 10019

Item 2(a, b, c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue, 40th Floor, New York, NY 10016
Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue, 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 Par Value (the “Common Stock”)

Item 2(e).	CUSIP Number: 88322Q108

Item 3.	Not Applicable.

Item 4.	Ownership.

Information with respect to the Reporting Persons’ ownership of the Common Stock as of February 17, 2015 and December 31, 2014 is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

Swiftcurrent Offshore Master Ltd., Swiftcurrent Partners L.P. and Bridger Healthcare Ltd. are the owners of record of the Common Stock reported herein.  Bridger Management LLC is the investment adviser to Swiftcurrent Offshore Master Ltd., Swiftcurrent Partners L.P. and Bridger Healthcare Ltd.  Mr. Mignone is the managing member of Bridger Management, LLC.  Each of Bridger Management LLC and Mr. Mignone may be deemed to share beneficial ownership of the Common Stock reported herein.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 17, 2015
BRIDGER MANAGEMENT, LLC
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

EXHIBIT INDEX

Exhibit I:    Joint Filing Statement Pursuant to Rule 13d-1(k)

Exhibit I
JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 17, 2015
BRIDGER MANAGEMENT, LLC
By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually